The Connecticut Light and Power Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Nine Months Ended September 30, 2016
		For the Years Ended December 31,
(Thousands of Dollars)		2015	2014	2013	2012	2011
Earnings, as defined:
Net income	$256,553	$299,360	$287,754	$279,412	$209,725	$250,164
Income tax expense	155,453	177,396	133,451	141,663	94,437	90,033
Equity in earnings of equity investees	(27)	(31)	(32)	(67)	(40)	(16)
Dividends received from equity investees	60	—	—	289	—	—
Fixed charges, as below	114,872	153,751	152,513	139,929	139,982	140,311
Less: Interest capitalized (including AFUDC)	(2,316)	(2,630)	(1,867)	(2,249)	(2,456)	(3,317)
Total earnings, as defined	$524,595	$627,846	$571,819	$558,977	$441,648	$477,175

Fixed charges, as defined:
Interest Expense	$108,561	$145,795	$147,421	$133,650	$133,127	$132,727
Rental interest factor	3,995	5,326	3,225	4,030	4,399	4,267
Interest capitalized (including AFUDC)	2,316	2,630	1,867	2,249	2,456	3,317
Total fixed charges, as defined	$114,872	$153,751	$152,513	$139,929	$139,982	$140,311

Ratio of Earnings to Fixed Charges	4.57	4.08	3.75	3.99	3.16	3.40